SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

___________________

SCHEDULE 14D-9

(Amendment No. 4)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

___________

PRAECIS PHARMACEUTICALS INCORPORATED

(Name of Subject Company)

PRAECIS PHARMACEUTICALS INCORPORATED

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(including the associated

Preferred Stock Purchase Rights)

(Title of Class of Securities)

739421402

(CUSIP Number of Class of Securities)

___________

Kevin F. McLaughlin

President and Chief Executive Officer

PRAECIS PHARMACEUTICALS INCORPORATED

830 Winter Street

Waltham, Massachusetts 02451

(781) 795-4100

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

With copies to:

Kent A. Coit, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

One Beacon Street

Boston, Massachusetts 02108

(617) 573-4800

☐   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this "Amendment") amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed on January 9, 2007, as amended on January 29, 2007, February 7, 2007 and February 15, 2007 (the "Statement"), by PRAECIS PHARMACEUTICALS INCORPORATED, a Delaware corporation (the "Company"). The Statement relates to the cash tender offer by Pilgrim Acquisition Corporation ("Purchaser"), a Delaware corporation and a wholly-owned subsidiary of SmithKline Beecham Corporation, a Pennsylvania corporation and a wholly-owned subsidiary of GlaxoSmithKline plc, a public limited company organized under the laws of England and Wales ("GSK"), disclosed in a Tender Offer Statement on Schedule TO dated January 9, 2007, as amended on February 7, 2007, February 15, 2007 and February 16, 2007 (the "Schedule TO"), filed with the Securities and Exchange Commission, to purchase all of the outstanding common stock, par value $0.01 per share, of the Company (the "Common Stock"), including the associated rights to purchase Series A Junior Participating Preferred Stock, par value $0.01 per share, of the Company (the "Rights"), issued pursuant to the rights agreement, dated as of January 24, 2001, as amended, between the Company and American Stock Transfer & Trust Company, a New York banking corporation, as rights agent (such Common Stock, together with the associated Rights, the "Shares"), at a price of $5.00 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 9, 2007, and the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"), which were filed with the Statement as Exhibits (a)(1) and (a)(2) thereto. Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Statement.

Item 8.	Additional Information.

Item 8 is hereby amended and supplemented by adding the following text to the end of Item 8:

"(l)	Expiration of Subsequent Offering Period; Completion of Offer.

"On February 16, 2007, GSK issued a press release announcing the expiration of the subsequent offering period and the successful completion of the Offer, which is filed as Exhibit (e)(11) hereto and is incorporated herein by reference. GSK and Purchaser have advised the Company that, as of the expiration of the subsequent offering period at 5:00 p.m., New York City time, on Thursday, February 15, 2007, a total of approximately 9,236,144 Shares were validly tendered to Purchaser and not withdrawn, representing approximately 85.95% of the Shares outstanding. Purchaser has accepted for payment all Shares that were validly tendered during the prior offering period and the subsequent offering period, and payment for such Shares will be made promptly, in accordance with the terms of the Offer.

"In its press release on February 16, 2007, GSK further announced Purchaser’s intention to exercise the Top-Up Option, to purchase directly from the Company a number of additional Shares sufficient to give Purchaser ownership of at least 90% of the outstanding Shares, when combined with the Shares purchased by Purchaser in the Offer. Exercise of the Top-Up Option thus will permit Purchaser to effect a short-form merger of Purchaser with and into the Company under Delaware law.

"On February 16, 2007, pursuant to the exercise of the Top-Up Option, Purchaser purchased directly from the Company 4,348,860 additional Shares for a purchase price of $5.00 per Share. The Shares acquired by Purchaser pursuant to the Top-Up Option, together with the Shares acquired by Purchaser pursuant to the Offer, total approximately 13,585,004 Shares, representing approximately 90% of the Shares outstanding.

"GSK has advised the Company that it expects to effect a short-form merger of Purchaser with and into the Company as soon as practicable, without the need for a meeting of the Company's stockholders. Upon the effectiveness of the Merger, each outstanding Share not purchased in the Offer (other than Shares held in the treasury of the Company, owned by Parent, Purchaser or any wholly-owned subsidiary of Parent or the Company, or held by stockholders who properly demand and perfect appraisal rights under the DGCL) will by virtue of the Merger, and without action by the holder thereof, be canceled and converted into the right to receive an amount in cash equal to the Offer Price, without interest thereon and subject to any required withholding taxes, payable to the holder thereof upon surrender of the certificate formerly representing such Share. As a result of the Merger, the Company will become a wholly-owned subsidiary of GSK."

Item 9.	Exhibits.

Item 9 is hereby amended and supplemented by adding the following exhibit thereto:

Exhibit No.	Description
(e)(11)	Press release issued by GSK on February 16, 2006 (incorporated by reference to Exhibit (a)(1)(K) to the Schedule TO)

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

PRAECIS PHARMACEUTICALS INCORPORATED

By:	/s/ Kevin F. McLaughlin
Name:	Kevin F. McLaughlin
Title:	President and Chief Executive Officer

Dated: February 16, 2007

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